Exhibit 8.1

List of Significant Subsidiaries of

GreenTree Hospitality Group Ltd. (as of December 31, 2021)

Subsidiaries	Jurisdiction of Incorporation
GreenTree Inns Hotel (China) Management, Inc.*	PRC

Shanghai Evergreen Technology Co., Ltd.*	PRC

GreenTree Inns Hotel (Shanghai) Management, Inc.*	PRC

GreenTree Inns Hotel (Beijing) Management, Inc.*	PRC

GreenTree Inns Jiangpu Hotel (Shanghai) Company Limited*	PRC

GreenTree Inns Hotel (Changning) Management, Inc.*	PRC

Shiruide Hotel Management (Shanghai) Co., Ltd. *	PRC

*	The English name of this subsidiary has been translated from its Chinese name.